                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                                 NEUROCHEM INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    64125K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Dr. Francesco Bellini
                      Chairman and Chief Executive Officer
                                 Neurochem Inc.
                    7220 Frederick-Banting Street, Suite 100
                      Saint-Laurent, Quebec H4S 2A1, Canada
                                 (514) 337-4646
--------------------------------------------------------------------------------
           (Persons Authorized to Receive Notices and Communications)

                                   May 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC; CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    ALBERTA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    VERNON H. STRANG
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    466,666
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    466,666
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,185,034(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC; CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101                   13D
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    245,833*
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    245,833*
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     245,833*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

*    Includes 79,167 common shares issuable under currently exercisable options.

         This Amendment No. 2 amends the Schedule 13D filed on October 3, 2003, as amended, and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini (the "Statement") relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented by the following:

         Power Tech's source of funds for acquiring 300,000 Neurochem Shares from Torquay Consultadoria y Servicos LDA ("Torquay"), a corporation having its principal office at Av. Arriaga, Edificio Marina Forum 6o andar Sala 605 Se Funchal Madiera 05114/000609, was from the general corporate funds of its sole shareholder and parent company, Power Corp.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented by the following:

         Power Tech's purpose in acquiring the additional 300,000 Neurochem Shares reported in this Amendment No. 2 to the Statement is to increase its equity ownership in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby amended as follows:

         Clauses (i) through (vi) in the second full paragraph of subsection (a) are amended and restated to read in their entirety as follows:

         (i) Luxco owns of record 10,718,368 Neurochem Shares (or 31.5% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

         (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 31.5% of the outstanding Neurochem Shares);

         (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 31.5% of the outstanding Neurochem Shares);

         (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 466,666 Neurochem Shares, 300,000 of which Power Tech acquired from Torquay in a private transaction pursuant to a Memorandum of Agreement (the "Agreement") dated as of May 5, 2004, with an effective date of May 6, 2004, at an aggregate purchase price of

Cdn.$10,800,000.00. As a result of these holdings, Power Tech beneficially owns 32.8% of the outstanding Neurochem Shares;

         (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco, resulting in each of them beneficially owning 31.5% of the outstanding Neurochem Shares; and

         (vi) Dr. Bellini has sole beneficial ownership of 245,833 Neurochem Shares (or 0.8% of the outstanding Neurochem Shares), of which 79,167 are issuable under options that are currently exercisable or exercisable within 60 days.

         The third full paragraph of subsection (a) is amended and restated in its entirety to read as follows:

         Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (54,700), of which 29,500 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (18,400); (iii) Andre Desmarais (5,000), which he may be deemed to beneficially own and which are held of record by his wife; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

         The fourth full paragraph of subsection (a) is amended and restated in its entirety to read as follows:

         Certain directors and executive officers of Picchio, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses):
(i) Charles Cavell (5,000); (ii) Pierre Larochelle (12,000), which he owns with his wife; and (iii) Dr. Gervais Dionne (40,000).

         The fifth full paragraph of subsection (a) is amended and restated in its entirety to read as follows:

         By virtue of the Shareholders Agreement described in Item 6 below, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waiver described in Item 6 below, Power Tech is not acting in concert with any of the foregoing persons in connection with the acquisition of the additional 300,000 Neurochem Shares reported in this Amendment No. 2 to the Statement. FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaim beneficial ownership of the 245,833 Neurochem Shares (of which 79,167 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini and the 466,666 Neurochem Shares owned beneficially and of record by Power Tech. Power Tech disclaims beneficial ownership of the 245,833 Neurochem Shares (of which 79,167 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of (i) an aggregate of 57,600 Neurochem Shares owned by his sons and (ii) the Neurochem Shares held by the other Filing Persons.

         The first sentence of the sixth full paragraph of subsection (a) is amended and restated in its entirety to read as follows:

         Mutual funds which are managed or distributed indirectly by Investors Group Inc., 56% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds of insurance subsidiaries of Great-West Lifeco Inc., 70.4% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by Investors Group Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares.

         The second, third and fourth sentences of subsection (b) are amended and restated to read in their entirety as follows:

         Power Tech has the sole voting and dispositive power over the 466,666 Neurochem Shares owned by it. Dr. Bellini has sole voting and dispositive power over 245,833 Neurochem Shares he owns, of which 79,167 are issuable under options that are currently exercisable or exercisable within 60 days. Messrs. Kruyt and Bernbach each have the sole power to vote and to dispose of the Neurochem Shares owned by each of them respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby supplemented by the following:

         Effective as of April 30, 2004, the parties to the Shareholders Agreement consented to Power Tech's acquisition of up to 300,000 Neurochem Shares prior to May 30, 2004 and waived the rights pursuant to Article 9 of the Shareholders Agreement in connection with that acquisition. On May 5, 2004, Power Tech and Torquay entered into the Agreement with an effective date of May 6, 2004, pursuant to which Power Tech purchased, and Torquay sold, 300,000 Neurochem Shares for an aggregate consideration of Cdn.$10,800,000.00.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are amended and restated in their entirety and attached hereto:

         A.   Directors and Executive Officers of Power Corporation of Canada

         C.   Directors and Executive Officers of the Filing Persons

         The following Exhibits are added and attached hereto:

         I. Memorandum of Agreement, dated May 5, 2004, with an effective date of May 6, 2004, by and between Power Tech and Torquay Consultadoria y Servicos LDA.

         J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004

                                         P.P. LUXCO HOLDINGS II S.A.R.L.


                                         By:  /s/ Francesco Bellini
                                              ---------------------------------
                                              Name:   Dr. Francesco Bellini
                                              Title:  Manager


                                         By:  /s/ Stephane Hadet
                                              ---------------------------------
                                              Name:   Stephane Hadet
                                              Title:  Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004

                                          PICCHIO PHARMA INC.


                                          By:  /s/ Francesco Bellini
                                               --------------------------------
                                               Name:   Dr. Francesco Bellini
                                               Title:  Chairman and Director

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004

                                          FMRC FAMILY TRUST



                                          By:  /s/ Vernon H. Strang
                                               --------------------------------
                                               Name:   Vernon H. Strang
                                               Title:  Trustee

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004



                                           By:  /s/ John W. Churchill
                                                -------------------------------
                                                Name:   John W. Churchill
                                                Title:  Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004



                                             By:  /s/ Vernon H. Strang
                                                  -----------------------------
                                                  Name:   Vernon H. Strang

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004



                                            By:  /s/ Francesco Bellini
                                                 ---------------------------
                                                 Name:   Dr. Francesco Bellini

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2004

                                    POWER TECHNOLOGY INVESTMENT CORPORATION


                                    By:  /s/ Leslie Raenden
                                         ----------------------------------
                                         Name:  Leslie Raenden
                                         Title: Executive Vice-President Finance

                                  EXHIBIT INDEX

EXHIBIT  NAME
-------  ----
A.       Directors and Executive Officers of Power Corporation of Canada.**

B.       Persons who may be deemed in control of Power Technology Investment
         Corporation.*

C.       Directors and Executive Officers of the Filing Persons.**

D.       Subscription Agreement by and among Neurochem Inc., P.P. Luxco
         Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E.       Shareholders Agreement by and among Power Investment Technology
         Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and
         Dr. Francesco Bellini, as amended, dated December 17, 2001.*

F.       Warrant dated July 25, 2002.*

G.       Warrant dated February 18, 2003.*

H.       Joint Filing Agreement.*

I.       Memorandum of Agreement between Torquay Consultadoriay Servicos LDA and
         Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

J.       Waiver to the Shareholders Agreement, as amended, by and among Power
         Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
         April 30, 2004.**

------------
 * Previously filed with Schedule 13D on October 3, 2003
** Filed herewith